SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               Schedule 13D**

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                              Kirby Corporation
                              (Name of Issuer)

                  Common Stock, Par Value $0.10 Per Share
                       (Title of Class of Securities)

                                  497266106
                               (Cusip Number)

                              W. Robert Cotham
                         201 Main Street, Suite 2600
                           Fort Worth, Texas 76102
                               (817) 390-8400
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              January 16, 1996
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,187,100 shares, which constitutes approximately 8.3% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 26,384,566 shares outstanding.

1.      Name of Reporting Person:

        Trinity I Fund, L.P.

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.      SEC Use Only

4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.      Citizenship or Place of Organization: Delaware


                  7.   Sole Voting Power: 2,187,100 (1) (2)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1) (2)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio A Investors, L.P.

1.      Name of Reporting Person:

        TF Investors, L.P.

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                          /   /


6.      Citizenship or Place of Organization: Delaware


                  7.   Sole Voting Power: 2,187,100 (1) (2)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1) (2)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio A Investors, L.P.

1.      Name of Reporting Person:

        Trinity Capital Management, Inc.

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                          /   /


6.      Citizenship or Place of Organization: Delaware


                  7.   Sole Voting Power: 2,187,100 (1) (2)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1) (2)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: CO

----------
(1)     Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio A Investors, L.P.

1.      Name of Reporting Person:

        Thomas M. Taylor

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /

                                                          (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                          /   /


6.      Citizenship or Place of Organization: USA


                  7.   Sole Voting Power: 2,187,100 (1)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio A Investors, L.P.

1.      Name of Reporting Person:

        Portfolio A Investors, L.P.

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.      SEC Use Only


4.      Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                          /   /


6.      Citizenship or Place of Organization: Delaware


                  7.   Sole Voting Power: 2,187,100 (1)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.      Name of Reporting Person:

        Portfolio Associates, Inc.

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                          /   /


6.      Citizenship or Place of Organization: Delaware


                  7.   Sole Voting Power: 2,187,100 (1)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio A Investors, L.P.

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 27, 1995, as amended by Amendment No. 1 dated November 29, 1995 (the "Schedule 13D"), relating to the Common Stock, par value $.10 per share, of Kirby Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1. SECURITY AND ISSUER.

        No material change.

Item 2. IDENTITY AND BACKGROUND.

        No material change.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No material change.

Item 4.  PURPOSE OF TRANSACTION.

        Item 4 is hereby amended by adding at the end thereof the following:

        As described in the Issuer's recent press release, on January 16, 1996, Thomas M. Taylor became a member of the Issuer's Board of Directors.

        Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        No material change.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 99.1 --     Agreement and Power of Attorney pursuant to Rule
13d-1(f)(1)(iii) previously filed herewith.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:     January 17, 1996



                                     TRINITY I FUND, L.P.,
                                     a Delaware limited partnership

                                     By:   TF INVESTORS, L.P.,
                                           a Delaware limited partnership,
                                           General Partner

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner

                                     By:/s/ W. R. Cotham
  W. R. Cotham,
                                              Vice President


                                     TF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner

                                     By:/s/ W. R. Cotham
  W. R. Cotham,
                                              Vice President



                                     TRINITY CAPITAL MANAGEMENT, INC.,
                                     a Delaware corporation

                                     By:/s/ W. R. Cotham
  W. R. Cotham,
                                              Vice President


                                     PORTFOLIO A INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By: PORTFOLIO ASSOCIATES, INC.,
                                            a Delaware corporation,
                                            General Partner

                                     By:/s/ W. R. Cotham
  W. R. Cotham,
                                              Vice President


                                     PORTFOLIO ASSOCIATES, INC.,
                                     a Delaware corporation

                                     By:/s/ W. R. Cotham
  W. R. Cotham,
                                              Vice President


                                     /s/ W. R. Cotham
                                     W. R. Cotham
                                     Attorney-in-Fact for:

                                           THOMAS M. TAYLOR (1)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1           Agreement and Power of Attorney pursuant to Rule
                 13d-1(f)(1)(iii), previously filed with the Securities and Exchange Commission